CONFIDENTIAL TREATMENT REQUESTED

BY APPTIO, INC.: APTI-0001

September 2, 2016

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION SUBMITTED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”. THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs, Assistant Director
Bernard Nolan, Attorney-Advisor
Stephen Krikorian, Accounting Branch Chief
Juan Migone, Staff Accountant

Re:	Apptio, Inc.
Registration Statement on Form S-1
Filed August 26, 2016
File No. 333-213334
Option Pricing Review

Ladies and Gentlemen:

We are submitting this letter on behalf of Apptio, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 filed on August 26, 2016 (the “Registration Statement”). Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter. Acronyms used but not defined herein shall have the meanings set forth in the Registration Statement.

The purpose of this letter is to notify the Staff that the price range included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[***] and $[***] per share in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations and to provide an update regarding offering timing considerations. Prior to printing preliminary prospectuses and commencing the roadshow,

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 2, 2016	BY APPTIO, INC.: APTI-0001

the Company and its underwriters will further refine and narrow this price range so the breadth of the price range is consistent with SEC guidance. This preliminary price range was determined based, in large part, on various discussions that took place during the weeks of August 22, 2016 and August 29, 2016 among the Board of Directors of the Company (the “Board”), senior management of the Company and representatives of Goldman, Sachs & Co., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the lead underwriters for the offering.

The Company supplementally advises the Staff that the price range noted above is subject to further revision based on market conditions, business developments and other factors.

Timing Considerations

The Company supplementally advises the Staff that it anticipates printing its preliminary prospectus on or about September 12, 2016 and commencing its road show as early as such date, with a target pricing date as early as September 21, 2016.

Stock Option Issuances by the Company since September 1, 2015

To facilitate the Staff’s review, the table below contains a complete list of all grants of options to purchase the Company’s common stock made from September 1, 2015 through the date of this letter (the “Review Period”).

Grant Date	Common Shares Underlying Options Granted	Exercise Price Per Share	Fair Value Per Common Share at Grant Date
September 10, 2015	66,300	$14.31	$14.31
September 29, 2015	100,300	14.31	14.31
November 6, 2015	1,310,000	14.31	14.31
November 10, 2015	135,150	14.31	14.31
December 22, 2015	96,400	14.31	14.31
December 29, 2015	4,000	14.31	14.31
May 27, 2016	1,552,683	14.31	14.31
June 28, 2016	102,500	14.31	14.31
July 26, 2016	214,200	14.31	14.31
August 18, 2016	90,500	14.31	14.31

In addition, the Company expects to issue options to purchase an additional 82,500 shares of its common stock during the week of September 5, 2016 at an exercise price of $14.31 per share, a price slightly above the midpoint of the price range noted above.

Overview of Option Pricing and Fair Value Determinations

The section captioned “Stock-based Compensation” on pages 81 to 84 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement includes a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when options were granted by the Board and factors and approaches considered by the Company in determining fair value.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 2, 2016	BY APPTIO, INC.: APTI-0001

As previously disclosed in the Registration Statement, each time the Board has granted options, the Board has granted those options with an exercise price intended to be equal to the fair value of the underlying common stock on the date of the grant. Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s stock requires the Board to make complex and subjective judgments. In doing so, the Board considered a combination of valuation methodologies as described in MD&A.

As detailed in the Registration Statement, the Company and its Board have consistently sought to comply with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). The Company obtained frequent contemporaneous independent valuations from a nationally recognized independent valuation firm, to assist the Board in making its determination of fair value and to ensure that all relevant business developments were taken into account in making valuation determinations and that the valuations obtained were truly “contemporaneous,” as that term is defined in the AICPA Practice Aid.

Throughout the Review Period, the Board consisted of individuals with significant experience in business, finance, investing and in valuing companies, including determining the fair values of the common stock of such companies. In each instance, the Board reached its determination of the estimated fair value of the Company’s common stock after discussion and made its determination in good faith, based on the information available on the date of grant, including the contemporaneous valuations mentioned in the MD&A and as described in additional detail below.

September 2015 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of July 15, 2015 on a minority, non-marketable interest basis. The valuation applied the market approach, as described in the section of the Registration Statement captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Polices and Estimates – Valuation of Common Stock,” to determine the Company’s enterprise value. Revenue for the six months ended June 30, 2015 increased 23% compared to the prior year period, and revenue for the second quarter of 2015 increased 4% compared to the first quarter of 2015. Secondary sales of an aggregate of 36,000 shares of common stock between April 16, 2015 and the date of this valuation at a price of $21.00 per share were also considered. The Company assigned a weighting of 10% to the secondary transactions, and applied a weighting of 75% and 15% to the OPM and PWERM, respectively, in determining the value per common share. The valuation used a DLOM of 20% for the OPM value and a DLOM of 15% for the PWERM value. The secondary transactions were considered to be on the same level of marketability as the post-DLOM OPM and PWERM, therefore no DLOM was applied to the secondary transactions. The increase in fair value during the interim period between April 2015 and the date of this valuation was primarily attributable to an increase in the Company’s projected revenue for the 12 months following the valuation date. Based on the factors noted above and the independent valuation, the Board determined that the fair value of Company common stock was $14.31 per share and the Company granted stock options in September 2015 with an exercise price of $14.31 based on this valuation. There were no significant changes in the Company’s business, operations or products between the date of the third-party valuation report and each such grant date.

November and December 2015 and May and June 2016 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of October 15, 2015 on a minority, non-marketable interest basis. Revenue for the nine months ended September 30, 2015 increased 21% compared to the prior year period, and revenue for the third quarter of 2015 increased 2%

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 2, 2016	BY APPTIO, INC.: APTI-0001

compared to the second quarter of 2015. There were no secondary stock transactions between July 16, 2015 and the date of this valuation; however, the Company continued to consider the secondary sales that occurred in June 2015 due to the proximity to this most recent valuation. The Company assigned a weighting of 5% to the secondary transactions, and applied a weighting of 75% and 20% to the OPM and PWERM, respectively, in determining the value per common share. The valuation used a DLOM of 20% for the OPM value and a DLOM of 10% for the PWERM value. The secondary transactions were considered to be on the same level of marketability as the post-DLOM OPM and PWERM, therefore no DLOM was applied to the secondary transactions. An increase in value under the PWERM was offset by a corresponding decrease in value under the OPM, resulting in no change to the fair value in the interim period between July 2015 and the date of this valuation. Based on the factors noted above and the independent valuation, the Board determined that the fair value of Company common stock was $14.31 per share and the Company granted stock options in November and December 2015 and May and June 2016 with an exercise price of $14.31 based on this valuation. There were no significant changes in the Company’s business, operations or products between the date of the third-party valuation report and each such grant date.

July, August and September 2016 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of July 15, 2016 on a minority, non-marketable interest basis. Revenue for the six months ended June 30, 2016 increased 22% compared to the prior year period, and revenue for the second quarter of 2016 increased 5% compared to the first quarter of 2016. There were no secondary stock transactions subsequent to June 8, 2015 and through the date of this valuation, and accordingly, the Company did not utilize any secondary transactions in this valuation. The Company applied a weighting of 60% and 40% to the OPM and PWERM, respectively, in determining the value per common share. The valuation used a DLOM of 20% for the OPM value and a DLOM of 7.5% for the PWERM value. The value under each of the PWERM and OPM decreased relative to their corresponding values in the October 2015 analysis. However, the increase in weight assigned to the PWERM and the corresponding decrease in weight assigned to the OPM resulted in no change to the fair value in the interim period between October 2015 and the date of this valuation. Based on the factors noted above and the independent valuation, the Board determined that the fair value of Company common stock was $14.31 per share and the Company granted stock options in July and August 2016 with an exercise price of $14.31 based on this valuation. The Company anticipates that the Board will determine that the fair value of Company common stock is $14.31 per share and will grant options during the week of September 5, 2016 with an exercise price of $14.31 based on that valuation. There were no significant changes in the Company’s business, operations or products between the date of the third-party valuation report and each such grant date.

Conclusion

The Company believes that the fair values for its common stock applicable to each option grant are appropriate and demonstrate the efforts of the Board and the Company to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid.

* * * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 2, 2016	BY APPTIO, INC.: APTI-0001

Please direct any questions with respect to this letter to the undersigned at (206) 883-2524 or mnordtvedt@wsgr.com. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

Enclosures

Cc:	Kurt Shintaffer
John Morrow
Apptio, Inc.

Andrew Williamson
Alan Hambelton
Cooley LLP

Stephen Sommerville
PricewaterhouseCoopers LLP